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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

                                                 Commission File Number 1-11743
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                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form 10-N-SAR
For Period Ended:      December 31, 1996
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[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:____________________________________.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________

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                         Part I - Registrant Information

Full Name of Registrant:    MicroLeague Multimedia, Inc.

Former Name If Applicable:______________________________

Address of Principal Executive Office (Street and Number):    750 Dawson Drive
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City, State and Zip Code:    Newark, Delaware  19713
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                       Part II - Rules 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual report,  semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.



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                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

On March 20, 1997, MicroLeague Multimedia, Inc. (the "Company") entered into a letter of intent to acquire all of the interests of KidSoft, LLC ("KidSoft"), a distributor of children's educational and entertainment software based in Cupertino, California. In connection with such acquisition, two of the major equity holders of KidSoft have agreed to purchase up to $2.0 million of the Company's Common Stock. In addition, the Company is in the process of closing a private placement of $1,000,000 aggregate principal amount of convertible subordinated secured debentures and warrants to purchase 75,000 shares of the Company's Common Stock. These transactions have required substantial time and effort on the part of the Company's officers.
As a result, and in light of the significant lead time necessary to file the Company's Form 10-KSB with the Securities and Exchange Commission via EDGAR, the Company is unable to file its Form 10-KSB within the prescribed time period.


                           Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

 Peter R. Flanagan            (717)                          872-6567
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(Name)                        (Area Code)                    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                              [ X ] Yes         [    ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [ X ] Yes        [   ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates a significant change in its results of operations for the fourth quarter of 1996 compared to the fourth quarter of 1995. This change is due primarily to product flow. In the fourth quarter of 1995, the Company released several new high selling price, high gross profit margin products. In the fourth quarter of 1996, the Company had no new high profit margin products available for sale until the last two weeks of the year, which was too late to capture much fourth quarter holiday season purchases. In addition, as a result of an outside developer's failure to deliver certain products to the Company, the Company wrote off approximately $1,000,000 in prepaid royalties and capitalized software costs in the fourth quarter. The Company also took write-offs with respect to accounts receivable and inventory in the fourth quarter. After these write-offs, the Company concluded that it should not recognize a tax benefit for the loss for the year, and therefore wrote off approximately $800,000 in tax benefits recorded during the first nine months of the year. The Company expects to report an operating loss of approximately $5,300,000 for the year ended December 31, 1996.



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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


By: /s/ Peter R. Flanagan                           Date:        March 31, 1997
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     Vice President and Chief Financial Officer